

June 10, 2013

Via E-mail
Mr. Mark D. Lyons
Executive Vice President and
Chief Financial Officer
Arch Capital Group, Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

      Re: **Arch Capital Group, Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-16209

Dear Mr. Lyons:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Joel Parker

                                   Joel Parker
                                   Accounting Branch Chief